AMENDED AND RESTATED SCHEDULE A

Dated November 28, 2020

to the

INVESTMENT ADVISORY AGREEMENT

dated May 31, 2019 between

FROST FAMILY OF FUNDS

and

FROST INVESTMENT ADVISORS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each Fund in accordance the following fee schedule:

Fund	Rate
Frost Growth Equity Fund	0.50%
Frost Total Return Bond Fund	0.35%
Frost Credit Fund	0.50%
Frost Low Duration Bond Fund	0.30%
Frost Municipal Bond Fund	0.25%

ACKNOWLEDGED AND ACCEPTED BY:

FROST FAMILY OF FUNDS

By:	/s/Eric Griffith
Name:	Eric Griffith
Title:	Vice President & Assistant Secretary

FROST INVESTMENT ADVISORS, LLC

By:	/s/Tom Stringfellow
Name:	Tom Stringfellow
Title:	President